Exhibit 99.2

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

We wish to caution readers that the following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual results and needs to differ materially from historical results and from those expressed in any of our forward-looking statements made from time to time by us on the basis of our then-current expectations. When used in this Form 10-K, the words “believes”, “anticipates”, “expects”, “projections”, “outlook”, “should”,”could”, “plan”, “guidance”, “likely” and similar expressions are intended to identify forward-looking statements. The businesses in which we engage are in rapidly changing and competitive markets and involve a high degree of risk. Accuracy with respect to forward-looking projections is difficult. While any of these factors could affect our business as a whole, we have grouped certain factors by the business segment to which we believe they are most likely to apply.

Risks Relating to Our Property and Casualty Insurance Business

Our results may fluctuate as a result of cyclical changes in the property and casualty insurance industry.

We generate most of our total revenues and earnings through our property and casualty insurance subsidiaries. The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability could be affected significantly by:

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increases in costs, particularly those occurring after the time our insurance products are priced and including construction, automobile, and medical and rehabilitation costs, or those usually temporary increases which occur after a significant event (for example, so called “demand surge” that causes the cost of labor, construction materials and other items to increase in a geographic area affected by a catastrophe);

•	competitive and regulatory pressures, which may affect the prices of our products and the nature of the risks covered;

•	volatile and unpredictable developments, including severe weather, catastrophes and terrorist actions;

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legal, regulatory and socio-economic developments, such as new theories of insured and insurer liability and related claims and increases in the size of jury awards or changes in state laws and regulations (such as changes in the thresholds affecting “no fault” liability or when non-economic damages are recoverable for bodily injury claims or coverage requirements);

•	fluctuations in interest rates, inflationary pressures, default rates and other factors that affect investment returns; and

•	other general economic conditions and trends that may affect the adequacy of reserves.

The demand for property and casualty insurance can also vary significantly based on general economic conditions (either nationally or regionally), rising as the overall level of economic activity increases and falling as such activity decreases. Loss patterns also tend to vary inversely with local economic conditions, increasing during difficult economic times and moderating during economic upswings or periods of stability. The fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Actual losses from claims against our property and casualty insurance subsidiaries may exceed their reserves for claims.

Our property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates, involving actuarial projections and judgments at a given time, of what we expect the ultimate settlement and administration of incurred claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, costs of repair and replacement, legislative activity and other factors.

The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines. These include workers’ compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing, and various casualty coverages such as professional liability. There is also greater uncertainty in establishing reserves with respect to new business, particularly new business that is generated with respect to newly introduced product lines, such as Connections Auto, by newly appointed agents or in geographies where we have less experience in conducting business. In such cases, there is less historical experience or knowledge and less data upon which the actuaries can rely. Additionally, the introduction of new Commercial Lines products, including through recently acquired subsidiaries, and the development of new niche and specialty lines, presents new risks. Certain new specialty products may also require a longer period of time to determine the ultimate liability associated with the claims and may produce more volatility in our results and less certainty in our accident year reserves.

We regularly review our reserving techniques, reinsurance and the overall adequacy of our reserves based upon, among other things:

•	our review of historical data, legislative enactments, judicial decisions, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions;

•	our review of per claim information;

•	historical loss experience of our property and casualty insurance subsidiaries and the industry as a whole; and

•	the provisions in our property and casualty insurance policies.

Additionally, estimating losses following any major catastrophe is an inherently uncertain process. For example, with regard to hurricanes Katrina and Rita, the estimation process was made more difficult by the unprecedented nature of these events.

Factors that add to the continuing complexity of estimating losses related to these and similar events include the legal and regulatory uncertainty (including as to certain coverage issues), difficulty in accessing portions of the affected areas, the continuing complexity of factors contributing to the losses, delays in claim reporting, and a slower pace of recovery resulting from the extent of damage sustained in the affected areas due in part to the availability and cost of resources to effect repairs.

Anticipated losses associated with business interruption exposure, the impact of wind versus water as the cause of loss, supplemental payments on previously closed claims caused by the development of latent damages and inflationary pressures on repair costs have caused us to increase our estimate of these losses during each of 2007 and 2008. We do not expect to have reinsurance available to cover any further increase in reserves required related to losses incurred from hurricanes Katrina and Rita. Litigation in Louisiana has also created uncertainty about the scope and application of the “flood exclusions” in homeowner and commercial lines policies, and the amount of damages payable under our policies.

Because of the inherent uncertainties involved in setting reserves, including those related to catastrophes, we cannot provide assurance that the existing reserves or future reserves established by our property and casualty insurance subsidiaries will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

Due to geographical concentration in our property and casualty business, changes in the economic, regulatory and other conditions in the regions where we operate could have a significant negative impact on our business as a whole.

We generate a significant portion of our property and casualty insurance net premiums written and earnings in Michigan, Massachusetts and other states in the Northeast, including New Jersey and New York. For the year ended December 31, 2008, approximately 29% and 12% of our net written premium in our property and casualty business was generated in the states of Michigan and Massachusetts, respectively. Massachusetts and New Jersey, in particular with respect to personal automobile insurance, are highly regulated, but undergoing regulatory changes, impose significant rate control and residual market charges, and restrict a carrier’s ability to exit such markets. The revenues and profitability of our property and casualty insurance subsidiaries are subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast. Because of our strong regional focus, our business as a whole could be significantly affected by changes in the economic, regulatory and other conditions in the regions where we transact business.

Results may also be adversely affected by pricing decreases and market disruptions (including any caused by the current economic environment in Michigan, recent proposals in Michigan to reduce rates, expand coverage, or expand circumstances in which parties can recover non-economic damages for bodily claims, and more recently the Governor’s call for a freeze of personal automobile insurance rates, the Michigan Commissioner of Insurance’s proposed ban on the use of credit scores, or the Governor’s appointment of an Automobile and Home Insurance Consumer Advocate, who is to act independent from the Michigan Commissioner of Insurance), by unfavorable loss trends that may result in New Jersey due to that state’s supreme court ruling relating to the no-fault tort threshold, and by disruptions caused by judicial and potential legislative and executive branches’ intervention related to regulations issued by the Massachusetts Commissioner of Insurance to reform the Massachusetts personal automobile market. The introduction of “managed competition” in Massachusetts has resulted in overall rate level reductions and has resulted in uncertainty regarding our ability to attract and retain customers in this market as new and larger carriers enter Massachusetts.

Further, certain new catastrophe models assume an increase in frequency and severity of certain weather events, and financial strength rating agencies are placing increased emphasis on capital and reinsurance adequacy for insurers with certain geographic concentrations of risk. These factors, along with the increased cost of reinsurance, may result in insurers seeking to diversify their geographic exposure, which could result in increased regulatory restrictions in those markets where insurers seek to exit or reduce coverage, as well as an increase in competitive pressures in non-coastal markets such as the Midwest. As previously noted, we have significant concentration of exposures in certain areas, including portions of the Northeast and Southeast and derive a material amount of profits from operations in the Midwest.

Catastrophe losses could materially reduce our profitability or cash flow.

Our property and casualty insurance subsidiaries are subject to claims arising out of catastrophes that may have a significant impact on their results of operations and financial condition. We may experience catastrophe losses, which could have a material adverse impact on our business. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather, sabotage, terrorist actions and explosion. The frequency and severity of catastrophes are inherently unpredictable.

The extent of gross losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. The extent of net losses depends on the amount and collectability of reinsurance.

Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial multiple peril insurance have, in the past, generated the vast majority of our catastrophe-related claims. Our catastrophe losses have historically been principally weather-related, particularly hurricanes, as well as snow and ice damage from winter storms.

There are also concerns that the higher level of weather-related catastrophes and other losses incurred by the industry in recent years is indicative of changing weather patterns, whether as a result of changing climate (“global warming”) or otherwise, which could cause such events to persist. This would lead to higher overall losses which we may not be able to recoup, particularly in the current economic and competitive environment.

We purchase catastrophe reinsurance as protection against catastrophe losses. Based upon an ongoing review of our reinsurers’ financial statements, reported financial strength ratings from rating agencies and the analysis and guidance of our reinsurance advisors, we believe that the financial condition of our reinsurers is sound. However, reinsurance is subject to credit risks, including those resulting from over-concentration within the industry. The availability, scope of coverage and cost of reinsurance could be adversely affected by past catastrophes and terrorist attacks and the perceived risks associated with possible future terrorist activities. The impact of these events on us cannot currently be determined. Additionally, uncertainty regarding the reinsurance marketplace, which experienced significant losses due to Hurricane Katrina, Ike and Gustav, have caused and could continue to cause our cost and ability to obtain reinsurance coverages similar to our current programs to be adversely affected. As a result, we made changes to our catastrophe reinsurance program effective January 1, 2008. We increased our reinsurance retention related to our property catastrophe occurrence treaty from $90 million in 2007 to $150 million for both 2008 and 2009 while obtaining an additional $100 million of coverage. Also, effective July 1, 2008, for a twelve month term, we purchased an additional $200 million layer and a co-participation of $89 million of losses for a single event in the Northeast. We renewed our property catastrophe occurrence reinsurance treaty for approximately $43 million in 2008. The cost of this treaty was approximately $33 million in 2008. We plan to renew the dedicated Northeast layer as well, but there is no assurance that such coverages will be available or at what price. Although we believe that our increased retention is appropriate given our increased level of surplus, as well as the current reinsurance pricing environment, there can be no assurance that this reinsurance program will provide coverage levels that will prove adequate should we experience losses from one significant or several large catastrophes in 2009. We also cannot provide assurance that reinsurance will continue to be available to us at commercially reasonable rates or with coverage provisions reflective of the risks underwritten in our primary policies.

We may incur financial losses resulting from our participation in shared market mechanisms and mandatory and voluntary pooling arrangements.

As a condition to conducting business in several states, our property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements. These arrangements are designed to provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage. We cannot predict whether our participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to us. For the years ended December 31, 2008 and 2007, we incurred underwriting losses from participation in these mechanisms and pooling arrangements of $11.5 million and $12.3 million, respectively. For the year ended December 31, 2006, we recognized an underwriting profit from participation in these mechanisms and pooling arrangements of $9.7 million. We may face similar earnings fluctuations in the future.

Additionally, recent significant increases and expected further increases in the number of participants or insureds in state-sponsored reinsurance pools or FAIR Plans, particularly in the states of Massachusetts, Louisiana and Florida, combined with regulatory restrictions on the ability to adequately price, underwrite, or non-renew business, could expose us to significant exposures and assessment risks.

In addition, we may be adversely affected by liabilities resulting from our previous participation in certain voluntary property and casualty assumed reinsurance pools. We have terminated participation in virtually all property and casualty voluntary pools, but remain subject to claims related to periods in which we participated. The property and casualty assumed reinsurance businesses have suffered substantial losses during the past several years, particularly related to environmental and asbestos exposure for property and casualty coverages. Due to the inherent volatility in these businesses, possible issues related to the enforceability of reinsurance treaties in the industry and the recent history of increased losses, we cannot provide assurance that our current reserves are adequate or that we will not incur losses in the future. Although we have discontinued participation in these reinsurance pools as described above, we are subject to claims related to prior years or from pools we could not exit in full. Our operating results and financial position may be harmed by liabilities resulting from any such claims in excess of our loss estimates.

We cannot guarantee our ability to maintain our current level of reinsurance coverage.

There is uncertainty regarding the reinsurance marketplace, primarily as a result of the significant amount of losses the industry, including the reinsurance industry, incurred in 2008 due to hurricanes Ike and Gustav and in 2005 due to hurricanes Katrina and Rita. There can be no assurance that we will be able to maintain our current levels of reinsurance coverage. Changes in the reinsurance marketplace, including as a result of investment losses or disruptions as a result of the current economic circumstances, may adversely affect our ability to obtain such coverages, as well as adversely affect the cost of obtaining that coverage.

Additionally, the availability, scope of coverage, cost, and creditworthiness of reinsurance could continue to be adversely affected as a result of new catastrophes, terrorist attacks, global conflicts, the changing legal and regulatory environment (including changes which could create new insured risks) and the perceived risks associated with future terrorist activities. We cannot currently estimate the impact of these events on us.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

Our insurance businesses are subject to supervision and regulation by the state insurance authority in each state in which we transact business. This system of supervision and regulation relates to numerous aspects of an insurance company’s business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the ability to utilize credit scores in underwriting, the ability to terminate agents, supervisory and liability responsibilities for agents, the setting of premium rates, the requirement to write certain classes of business which we might otherwise avoid or charge different premium rates, restrictions on the ability to withdraw from certain lines of business, the establishment of standards of solvency, the licensing of insurers and agents, compensation of agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control, protection of private information of our agents, policyholders, claimants and others, and the approval of policy forms. Several states and Congress have proposed to prohibit the use of credit scores in underwriting or rating our Personal Lines business. The elimination of the use of credit scores could cause significant disruption to our business and our confidence in our pricing and underwriting. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors.

Additionally, from time to time, we are involved in litigation that challenges specific terms and language incorporated into property and casualty contracts, such as claims reimbursements, covered perils and exclusion clauses, among others. For example, we have been named a defendant in lawsuits filed in Louisiana resulting from disputes arising from damages associated with Hurricane Katrina. These claims involve, among other claims, disputes as to the amount of reimbursable claims in particular cases, as well as the scope of insurance coverage under homeowners and commercial property policies due to flooding, civil authority actions, loss of landscaping and business interruption.

From time to time, we are also involved in investigations and proceedings by governmental and self-regulatory agencies. We cannot provide assurance that these investigations, proceedings and inquiries will not result in actions that would adversely affect our results of operations or financial condition.

State regulatory oversight and various proposals at the federal level may in the future adversely affect our ability to sustain adequate returns in certain lines of business or in some cases, operate the line profitably. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Our business could be negatively impacted by adverse state and federal legislation or regulation, including those resulting in:

•	decreases in rates;

•	limitations on premium levels;

•	coverage and benefit mandates;

•	limitations on the ability to manage care and utilization;

•	requirements to write certain classes of business or in certain geographies;

•	restrictions on underwriting or on methods of compensating independent producers;

•	increased assessments or higher premium or other taxes; and

•	enhanced ability to pierce “no fault” thresholds or recover non-economic damages (such as “pain and suffering”).

These regulations serve to protect the customers and other third parties who deal with us. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us which could result in censures, fines, civil penalties, the issuance of cease-and-desist orders, premium refunds or the reopening of closed claim files, among other consequences. These actions could have a material adverse effect on our financial position and results of operations.

In addition, there have been from time to time proposals to implement federal regulation of the insurance business, either as an alternative to, or in addition to, the current state regulation. We cannot predict the impact that any such legislation would have on our business.

In February 2009, the Governor of Michigan called upon every automobile insurer operating in the state to freeze personal automobile insurance rates for 12 months to allow time for the legislature to enact comprehensive automobile insurance reform. In addition, she endorsed a number of proposals by her appointed Automobile and Home Insurance Consumer Advocate which would, among other things, change the current rate approval process from the current “file and use” system to “prior approval”, mandate “affordable” rates, reduce the threshold for law suits to be filed in “at fault” incidents, and prohibit the use of certain underwriting criteria such as credit scores. The Office of Financial and Insurance Regulation had previously issued regulations prohibiting the use of credit scores to rate personal lines insurance policies, which regulations are the subject of litigation which is expected to be reviewed by the Michigan Supreme Court. At this time, we are unable to predict the likelihood of adoption or impact on our business of any such proposals or regulations, but any such restrictions could have an adverse effect on our results of operations.

Additionally, Congress, as well as state and local governments, also consider from time to time legislation that could increase our tax costs. If such legislation is adopted, our consolidated net income could decline. We cannot predict whether such legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, it might affect our products.

We may be adversely affected by new and existing legislation in the states of Louisiana and Florida as a result of the losses incurred in those states from recent hurricanes. We also may incur a greater share of losses related to Louisiana’s and Florida’s shared market mechanisms due to these increased losses, as well as the declining number of carriers providing coverage in this region.

The Louisiana FAIR plan experienced substantial losses related to Hurricane Katrina. Under the state’s Plan, we are allowed to recover such losses from policyholders, subject to annual limitations. Although we have recognized an expense currently for our estimated losses from the Louisiana FAIR Plan, given the uncertainty in the marketplace in Louisiana, there can be no assurance that our estimate of this liability will be sufficient to cover our share of the FAIR Plan losses or whether we will be able to recover such costs from policyholders. The Louisiana FAIR Plan is also subject to the litigation risks discussed above relating to the scope of insurance coverage and other questions arising out of Hurricane Katrina. Adverse decisions in these cases could materially and adversely affect the Louisiana Fair Plan, which in turn could have a material, adverse effect on us. Also, the availability of private homeowners insurance in the state is declining as carriers seek to exit or significantly reduce their exposure in the state. This may increase the number of insureds seeking coverage from the FAIR Plan and could result in increased losses to us through the FAIR Plan.

Florida’s FAIR Plan has increased in size in recent years and is expected to grow further following the announcement of several primary insurance companies that have announced plans to withdraw from the Florida homeowners insurance market. Insurance companies which write business in Florida, including Commercial Lines and automobile coverage, are subject to assessment for losses from Florida’s FAIR Plan, which assessments could be substantial in the event of hurricanes or other catastrophic events. It is also possible that the reinsurance from the Florida Hurricane Catastrophe Fund will be uncollectible or we would be unable to recover such assessments from the Florida Insurance Guaranty Association in the event that other insurers doing business in the state becoming insolvent. We are unable to predict the likelihood or impact of such potential assessments or other actions.

We are subject to mandatory assessments by state guaranty funds; an increase in these assessments could adversely affect our results of operations and financial condition.

All fifty states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring property and casualty insurance companies doing business within the state to participate in guaranty associations. These associations are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. The associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states (provided the collecting insurer continues to write business in such state). During 2008, we had a total assessment of $1.5 million levied against us, with refunds received in 2008 of an equal amount. As of December 31, 2008, we have $1.7 million of reserves related to guaranty fund assessments. In the future, these assessments may increase above levels experienced in the current and prior years. Future increases in these assessments depend upon the rate of insolvencies of insurance companies. An increase in assessments could adversely affect our results of operations and financial condition.

If we are unable to attract and retain qualified personnel, or if we experience the loss or retirement of key executives or other key employees, we may not be able to compete effectively and our operations could be impacted significantly.

Our future success will be affected by our continued ability to attract and retain qualified executives and other key employees, particularly those experienced in the property and casualty industry.

Our profitability could be adversely affected by periodic changes to our relationships with our agencies.

We periodically review agencies with which we do business to identify those that do not meet our profitability standards or are not strategically aligned with our business. Following these periodic reviews, we may restrict such agencies’ access to certain types of policies or terminate our relationship with them, subject to applicable contractual and regulatory requirements to renew certain policies for a limited time. We may not achieve the desired results from these measures, and our failure to do so could negatively affect our operating results and financial position.

We may be affected by disruptions caused by the introduction of new Personal and Commercial Lines products and related technology changes, new Personal and Commercial Lines operating models, a new claims system and recent or future acquisitions. We could also be affected by an inability to retain profitable policies in force and attract profitable policies in our Personal Lines and Commercial Lines segments, particularly in light of an increasingly competitive product pricing environment and the adoption by competitors of strategies to increase agency appointments and commissions and increased advertising.

Our Personal Lines production and earnings may be unfavorably affected by the introduction of new products, including our multivariate auto product, should we experience adverse selection, which occurs when insureds with larger risks purchase our products because of favorable pricing, operational difficulties or implementation impediments with independent agents or the inability to grow new markets after the introduction of new products or the appointment of new agents. In addition, there are increased underwriting risks associated with premium growth and the introduction of new products or programs in both our Personal and Commercial Lines businesses, as well as the appointment of new agencies and the expansion into new geographical areas. In this regard, in recent years we have added many new Commercial Lines product types, including various specialty, niche, program, management liability and other coverages. Our strategy is to create new products, enter into new geographies and acquire new businesses. There can also be no assurances that we will be able to successfully integrate recent and any future acquisitions or that we will not assume unknown liabilities and reserve deficiencies in connection with such acquisitions.

Intense competition could negatively affect our ability to maintain or increase our profitability.

We compete with a large number of companies in our property and casualty segment. We compete, and will continue to compete, with national and regional insurers, mutual companies, specialty insurance companies, underwriting agencies and financial services institutions. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry, resulting in increased competition from large, well-capitalized financial services firms. Many of our competitors have greater financial, technical and operating resources than we do. In addition, competition in the property and casualty insurance markets has intensified over the past several years. This competition may have an adverse impact on our revenues and profitability.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

•	the implementation of commercial lines deregulation in several states;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage;

•	changes in, or restrictions on, the way independent agents may be compensated by insurance companies;

•	changing practices caused by the Internet, which have led to greater competition in the insurance business in general; and

•	proposals, from time to time, to provide for federal chartering of insurance companies.

In addition, we could face heightened competition resulting from the entry of new competitors and the introduction of new products by new and existing competitors. Increased competition could make it difficult for us to obtain new customers, retain existing customers or maintain policies in force by existing customers. It could also result in increasing our service, administrative, policy acquisition or general expense due to the need for additional advertising and marketing of our products. In addition, our administrative or management information systems expenditures could also increase substantially as we try to maintain our competitive position. We cannot provide assurance that we will be able to maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

We are rated by several rating agencies, and our ratings could adversely affect our operations.

Our ratings are important in establishing our competitive position and marketing the products of our insurance companies to our agents and customers, since rating information is broadly disseminated and generally used throughout the industry.

Our insurance company subsidiaries are rated by A.M. Best, Moody’s and Fitch, and Standard & Poor’s. These ratings reflect a rating agency’s opinion of our insurance subsidiaries’ financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. These ratings are not evaluations directed to investors, and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by the rating agencies and we cannot guarantee the continued retention or improvement of our current ratings. This is particularly true in the current economic environment where rating agencies may increase their capital requirements or other criteria for various rating levels.

Downgrades in future periods could adversely affect our results of operations and financial position.

Negative changes in our level of statutory surplus could adversely affect our ratings and profitability.

The capacity for an insurance company’s growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. Regulators may require that additional capital be contributed to increase the level of statutory surplus. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by private rating agencies. Our surplus is affected by, among other things, results of operations and investment gains, losses and impairments.

The National Association of Insurance Commissioners, or NAIC, uses a system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The system, known as risk-based capital, is in addition to the states’ fixed dollar minimum capital and other requirements. The system is based on risk-based formulas that apply prescribed factors to the various risk elements in an insurer’s business and investments to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. We believe that any failure to maintain appropriate levels of statutory surplus would have an adverse impact on our ability to grow our property and casualty business profitably.

We may not be able to grow as quickly as we intend, which is important to our current strategy.

Over the past several years, we have made and our current plans are to continue to make, significant investments in our Personal and Commercial Lines of businesses, and increased expenses in order to, among other things, strengthen our product offerings and service capabilities, improve technology and our operating models, build expertise in our personnel, and expand our distribution capabilities, with the ultimate goal of achieving significant, sustained growth. The ability to achieve significant profitable premium growth in order to earn adequate returns on such investments and expenses, and to grow further without proportionate increases in expenses, is critical to our current strategy. There can be no assurance that we will be successful at profitably growing our business, or that we will not alter our current strategy due to changes in our markets or an inability to successfully maintain acceptable margins on new business or for other reasons, in which case written and earned premium, property and casualty segment income and net book value could be adversely affected.

Risks Relating to Our Discontinued Life Companies Business

We could be subject to additional losses related to the sale of our Discontinued Life Companies businesses.

On January 2, 2009, we sold our remaining life insurance subsidiary, First Allmerica Financial Life Insurance Company (“FAFLIC”), to Commonwealth Annuity and Life Insurance Company, a subsidiary of The Goldman Sachs Group, Inc (“Goldman Sachs”). We recognized a net loss on the sale of $77.3 million in 2008. Additionally, coincident with the sale transaction, The Hanover Insurance Company (“Hanover Insurance”) and FAFLIC entered into a reinsurance contract whereby Hanover Insurance assumed FAFLIC’s discontinued accident and health insurance business. Goldman Sachs previously purchased, in 2005, our variable life insurance and annuity business.

In connection with these transactions, we have agreed to indemnify Commonwealth Annuity and Goldman Sachs for certain contingent liabilities, including litigation and other regulatory matters (including with respect to existing and potential litigation), as well as other contractual obligations. We have established a reserve related to these contractual indemnifications. Although we believe that this liability is appropriate, we cannot provide assurance that costs related to these indemnifications when they ultimately settle, will not exceed our current liability.

We may incur financial losses related to our discontinued assumed accident and health reinsurance pools and arrangements.

We previously participated in approximately 40 assumed accident and health reinsurance pools and arrangements, such business was assumed by Hanover Insurance through a reinsurance agreement with FAFLIC. During the third quarter of 1998, we ceased writing new premiums in this business, subject to certain contractual obligations. The reinsurance pool business consisted primarily of direct and assumed medical stop loss, the medical and disability portions of workers’ compensation risks, small group managed care, long-term disability and long-term care pools, student accident and special risk business. We are currently monitoring and managing the run-off of our related participation in the 23 pools with remaining liabilities.

Under these arrangements, we variously acted as a reinsurer, a reinsured or both. In some instances, we ceded significant exposures to other reinsurers in the marketplace. There are disputes ongoing within the industry, which relate to the placement of this type of business with various reinsurers and ultimately may result in an impact to the recovery of the placed reinsurance. The potential risk to us as a participant in these pools is primarily that other companies that reinsured this business from us may seek to avoid or fail to timely pay their reinsurance obligations (especially in light of the fact that historically these pools sometimes involved multiple layers of overlapping reinsurers, or so-called “spirals”) or may become insolvent. Thus, we are exposed to both assumed losses and to credit risk related to these pools. We are not currently engaged in any significant disputes in respect to this business. At this time, we do not anticipate that any significant portion of recorded reinsurance recoverables will be uncollectible. However, we cannot provide assurance that all recoverables are collectible and should these recoverables prove to be uncollectible, our results of operations and financial position may be negatively affected.

We believe our reserves for the accident and health assumed and ceded reinsurance business appropriately reflect both current claims and unreported losses. However, due to the inherent volatility in this business and the reporting lag of losses that tend to develop over time and which ultimately affect excess covers, there can be no assurance that current reserves are adequate or that we will not have additional losses in the future. Although we have discontinued participation in these reinsurance arrangements, unreported claims related to the years in which we were a participant may be reported and previously reported claims may develop unfavorably. If any such unreported claims or unfavorable development is reported to us, our results of operations and financial position may be negatively impacted.

Risk Relating to Our Business Generally

Other market fluctuations and general economic, market and political conditions may also negatively affect our business and profitability.

It is difficult to predict the impact of the current recessionary economic environment on both our Personal and Commercial Lines segment. Our ability to increase pricing may be impacted as agents and policyholders may become more price sensitive, customers may shop for policies more frequently or aggressively, utilize comparative rating models or, in Personal Lines in particular, turn to direct sales channels rather than independent agents. We may also experience decreased new business premium levels, retention and renewal rates, and renewal premiums. Specifically in Personal Lines, policyholders may reduce coverages or change deductibles to reduce premiums, experience declining home values, or be subject to increased foreclosures, and policyholders may retain older or less expensive automobiles and purchase or insure fewer ancillary items such as boats, trailers and motor homes for which we provide coverages. In Commercial Lines, the overall decline in the economy is likely to result in reductions in demand for insurance products and services as more companies cease to do business and there are fewer business start-ups, particularly as small businesses are affected by a decline in overall consumer and business spending. Additionally, claims frequency could increase as policyholders submit and pursue claims more aggressively than in the past, fraud incidences may increase, or we may experience higher incidents of abandoned properties or poorer maintenance, which may also result in more claims activity. Our business could also be affected by an ensuing consolidation of independent insurance agencies.

At December 31, 2008, we held approximately $4.8 billion (excludes $1.1 billion of FAFLIC assets transferred to Goldman Sachs on January 2, 2009 in connecton with the sale of the FAFLIC) of investment assets in categories such as fixed maturities, cash and short-term investments, equity securities, mortgage loans, and other long-term investments. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by bond, stock, real estate and other market fluctuations and general economic, market and political conditions, including the expansion of current concerns regarding sub-prime mortgages to prime mortgages and corresponding mortgage-backed or other debt securities, and concerns relating to the ratings and capitalization of municipal bond and mortgage guarantees. Our ability to make a profit on insurance products, depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. We may use a variety of strategies to hedge our exposure to interest rate and other market risk. However, hedging strategies are not always available and carry certain credit risks, and our hedging could be ineffective.

In addition, debt securities comprise a material portion of our investment portfolio. The issuers of those securities, as well as borrowers under the loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts and reinsurers, may be affected by declining market conditions. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. Uncertain trends in the U.S. and other economies has, in 2008 and prior years, resulted in increased levels of investment impairments. We cannot assure you that further impairment charges will not be necessary in the future. Our ability to fulfill our debt and other obligations could be adversely affected by the default of third parties on their obligations owed to us.

Recent developments in the global financial markets may continue to adversely affect our investment portfolio and overall investment performance. Global financial markets have recently experienced unprecedented and challenging conditions, including a tightening in the availability of credit and the failure of several large financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, have undertaken unprecedented intervention programs, the effects of which remain uncertain. There can be no assurances that these intervention programs, including The Emergency Economic Stabilization Act of 2008 and The 2009 American Recovery and Reinvestment Act, will be successful in improving conditions in the global financial market. The U.S. economy has experienced and continues to experience significant declines in employment, household wealth, and lending. If conditions further deteriorate, our business could be affected in different ways. Continued turbulence in the U.S. economy and contraction in the credit markets could adversely affect our profitability, demand for our products or our ability to raise rates, and could also result in declines in market value and future impairments of our investment assets. There can be no assurances that conditions in the global financial markets will not worsen and/or further adversely affect our investment portfolio and overall performance. Recessionary economic periods and higher unemployment are historically accompanied by higher claims activity, particularly in the personal lines of business and in the workers’ compensation line of business and higher defaults in contractors’ bonds.

Market conditions also affect the value of assets under our employee pension plans, including our Cash Balance Plan. The expense or benefit related to our employee pension plans results from several factors, including changes in the market value of plan assets, interest rates, regulatory requirements or judicial interpretation of benefits. For the year ended December 31, 2008, we recognized net expenses of $0.1 million related to our employee pension plans. Additionally, in 2008, we contributed $17.7 million to our qualified pension plan. At December 31, 2008, our Plan assets included approximately 44% of equity securities and 55% of fixed maturities. During 2009 and for the next few years, we expect to shift the assets that are held by the plan to include a higher level of fixed maturities. Also, declines in the market value of plan assets and interest rates from levels at December 31, 2008 could negatively affect our results of operations. At December 31, 2008, for both our qualified and non-qualified pension plans, our net liabilities exceeded assets by approximately $194 million. As such, in 2009, we estimate that we will be required to contribute approximately $14 million to our qualified plan in order to meet our minimum funding requirements. We may have to contribute a significant amount of additional funds to our qualified benefit plan in future periods due to the inherent uncertainty surrounding the financial markets and its effect on plan assets.

We are a holding company and rely on our insurance company subsidiaries for cash flow; we may not be able to receive dividends from our subsidiaries in needed amounts.

We are a holding company for a diversified group of insurance and financial services companies and our principal assets are the shares of capital stock of our subsidiaries. Our ability to make required debt service payments, as well as our ability to pay operating expenses and pay dividends to shareholders, depends upon the receipt of sufficient funds from our subsidiaries. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. We are required to notify insurance regulators prior to paying any dividends from our subsidiaries and pre-approval is required with respect to “extraordinary dividends”.

Because of the regulatory limitations on the payment of dividends from our insurance company subsidiaries, we may not always be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our debt and other obligations. The inability of our subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and funding obligations would have a material adverse effect on us. These regulatory dividend restrictions also impede our ability to transfer cash and other capital resources among our subsidiaries.

Our dependence on our insurance subsidiaries for cash flow exposes us to the risk of changes in their ability to generate sufficient cash inflows from new or existing customers or from increased cash outflows. Cash outflows may result from claims activity, expense payments or investment losses. Reductions in cash flow from our subsidiaries would have a material adverse effect on our business and results of operations.

Although we monitor their financial soundness, we cannot be sure that our reinsurers will pay in a timely fashion, if at all.

We purchase reinsurance by transferring part of the risk that we have assumed (known as ceding) to reinsurance companies in exchange for part of the premium we receive in connection with the risk. As of December 31, 2008, our reinsurance receivable amounted to approximately $1.1 billion. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or, in cases where we are a reinsurer to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. Although we monitor the credit quality of our reinsurers we cannot be sure that they will pay the reinsurance recoverables owed to us currently or in the future or that they will pay such recoverables on a timely basis.

Errors or omissions in connection with the administration of any of our products may cause our business and profitability to be negatively impacted.

We are responsible to our policyholders for administering their policies, premiums and claims and ensuring that appropriate records are maintained which reflect their transactions. We are subject to risks that errors or omissions of information occurred with respect to the administration of our products. We may incur charges associated with any errors and omissions previously made with respect to both our current business operations and those operation which have been sold to Goldman Sachs or Commonwealth Annuity, or any errors or omissions in our on-going business which are made in future periods. These charges may result from our obligation to policyholders to correct any errors or omissions, from fines imposed by regulatory authorities, or from other items, which may affect our financial position or results of operations.

Our business continuity and disaster recovery plans may not sufficiently address all contingencies.

Terrorist actions, catastrophes or other significant events affecting our infrastructure may interrupt our ability to conduct business, and delays in recovery of our operating capabilities could negatively affect our business and profitability.

The effect of our restructuring efforts may adversely impact our business and profitability.

We could be adversely affected by the restructuring actions that result from our ongoing review of operational matters related to our business, including a review of our markets, products, organization, financial capabilities, agency management, regulatory environment, ancillary businesses and service processes.